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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        XM Satellite Radio Holdings Inc.
                        --------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   983759 10 1
                                 (CUSIP Number)
--------------------------------------------------------------------------------
            Randy S. Segal, Senior Vice President and General Counsel
                      American Mobile Satellite Corporation
                   10802 Parkridge Boulevard Reston, VA 20191
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.. See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 983759 10 1                               13D Amendment No. 1 - Page 2
--------------------------------------------------------------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Mobile Satellite Corporation
          93-0976127
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*:

          WC, OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:       16,757,262
          NUMBER OF
            SHARES      --------------------------------------------------------
         BENEFICIALLY
           OWNED BY        8            SHARED VOTING POWER:              0
             EACH
          REPORTING     --------------------------------------------------------
            PERSON
             WITH          9            SOLE DISPOSITIVE POWER:  16,757,262

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
--------------------------------------------------------------------------------


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,757,262
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.98%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              AMENDED SCHEDULE 13D1



Item 5.           Interest in Securities of the Issuer


         Item 5 is amended and restated in its entirety as follows:



         Based on information provided to American Mobile by the Issuer (the "Available Data"), there were 26,435,471 shares of Class A Stock of the Issuer outstanding on December 15, 1999.


         As of January 20, 2000, American Mobile beneficially owned 200,000 shares of Class A Stock, which represents approximately 0.76% of the Class A Stock outstanding. Subject to the restrictions and agreements described in Item 4 above, American Mobile has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.



         American Mobile also beneficially owns 16,557,262 shares of Class B Stock of the Issuer. The Issuer's Class B Stock is convertible into Class A Stock on a one-for-one basis. Class B Stock is entitled to three votes for each share, and Class A Stock is entitled to one vote per share. Because the Class B Stock is currently convertible into Class A Stock, under Rule 13d-3 under the Exchange Act, American Mobile is deemed to beneficially own the shares of Class A Stock that can be acquired upon conversion of the Class B Stock. Subject to the restrictions and agreements described in Item 4 above, American Mobile has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.


         On a fully converted basis, as of the date of this Statement, American Mobile is deemed to beneficially own an aggregate of 16,757,262 shares of Class A Stock, which represents approximately 38.98% of the Issuer's Class A Stock outstanding after issuance of the 16,557,262 shares of Class A Stock upon conversion of the Class B Stock owned by American Mobile.



         As described above in Item 4, all of the shares of Class B Stock owned by American Mobile, and all of the 200,000 shares of Class A Stock owned by American Mobile, are pledged to American Mobile's bank lenders and guarantors, to secure American Mobile's obligations under its term and revolving credit facilities.




--------
1 Amending the Schedule 13D dated October 18, 1999

         To the best knowledge of American Mobile, only the following executive officers and directors of American Mobile beneficially own shares of Class A Stock of the Issuer:



         Robert L. Goldsmith                       3,600  shares

         Billy J. Parrott                          6,000  shares

         Gary M. Parsons                          24,716  shares

         Walter V. Purnell, Jr.                   10,000  shares

         Andrew A. Quartner                       15,000  shares

         Randy S. Segal                           26,757  shares

         Jack A. Shaw                             26,757  shares



         In each case, the number of shares of Class A Stock owned by the persons listed above constitutes less than 1% of the outstanding Class A Stock of the Issuer. Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named, except that all of the shares indicated for each of Ms. Segal and Mr. Shaw represent shares of Class A Stock which such persons have the right to acquire pursuant to options which are exercisable currently, and 10,000 of the shares of Class A Stock indicated for Mr. Parsons are owned by his wife. In addition, 14,716 of the shares of Class A Stock owned by Mr. Parsons are subject to the Issuer's right to repurchase such shares if Mr. Parsons' service as Chairman of the Board of Directors of the Issuer ends prior to July 16, 2000. Except as set forth above, to the best knowledge of American Mobile, no executive officer or director of American Mobile beneficially owns any shares of Class A Stock of the Issuer or has the right to acquire such shares. American Mobile expressly disclaims beneficial ownership of the shares of Class A Stock shown as owned by the persons identified in the above table.



         American Mobile may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Exchange Act) with the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Columbia XM Radio Partners, L.L.C. ("Columbia"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); and (6) Madison
Dearborn Capital Partners III, L.P. ("M-D Capital  Partners"),  Madison Dearborn
Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"). American Mobile expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, Columbia, Telcom, or Madison Dearborn, and the filing of this Statement by American Mobile shall not be construed as an admission by American Mobile that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by General Motors, DIRECTV, Clear Channel, Columbia, Telcom or Madison Dearborn.

         Based solely upon the Available Data, American Mobile believes that, as of December 15, 1999, General Motors, DIRECTV, Clear Channel, Columbia, Telcom and Madison Dearborn beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on December 15, 1999 set forth in the table.



Name of Beneficial Owner  Number of Shares                   Percentage



General Motors                     11,106,504 (1)                     29.84%

DIRECTV                             5,553,252 (2)                    17.45%

Clear Channel                       8,329,877                        31.51%

Columbia                            2,776,626                        10.50%

Telcom                              2,776,626                        10.50%

M-D Capital Partners                2,702,200                        10.22%

M-D Special Equity                     58,225                            *

Special Advisors                       16,179                            *
------------------

*  Less than 1%



                  (1) Includes 10,786,504 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer, 5,393,252 of which are owned by DIRECTV, a subsidiary of General Motors. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by General Motors, but not for the purpose of computing the percentage of Class A Stock owned by any other person.



                  (2) Includes 5,393,252 shares of Class A Stock issuable upon conversion of Series A convertible preferred stock of the Issuer. The shares of Class A Stock issuable upon conversion of the Series A convertible preferred stock were deemed to be outstanding for the purpose of computing the percentage of the Class A Stock owned by DIRECTV, but not for the purpose of computing the percentage of Class A Stock owned by any other person.



         On January 17, 2000, American Mobile transferred 1,314,914 shares of Class B Stock owned by it to Baron, pursuant to, and in accordance with, the terms of the Baron Note. Under the terms of the Baron Note, at any time after January 15, 2000, Baron had the right to exchange the principal amount of the Baron Note (or any portion thereof) into 1,314,914 shares of Class B Stock owned by American Mobile. On January 13, 2000, Baron notified American Mobile that it had elected to exchange all of the principal amount of the Baron Note into 1,314,914 shares of Class B Stock owned by American Mobile. In accordance with the terms of the Baron Note, American Mobile transferred 1,314,914 shares of Class B Stock owned by it to Baron, effective January 17, 2000, and the Baron Note was returned to American Mobile and cancelled on such date. Also, effective upon the transfer of the 1,314,914 shares of Class B Stock to Baron and the cancellation of the Baron Note, Baron's security interest in the 1,314,914 shares of Class B Stock was extinguished.

         Other than the foregoing transfer of 1,314,914 shares of Class B Stock to Baron upon exchange of the Baron Note, American Mobile has not engaged in any transactions in the Issuer's Class A Stock within the past 60 days.



         American Mobile is not aware of any transactions in shares of Class A Stock that were effected within the past 60 days by any of General Motors, DIRECTV, Clear Channel, Columbia, Telcom, or Madison Dearborn, or by any of the persons listed in Annex A.



         American Mobile does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by American Mobile.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                           AMERICAN MOBILE SATELLITE CORPORATION



                                           By: /s/Randy S. Segal
                                               ------------------
                                               Name:  Randy S. Segal
                                               Title: Senior Vice President and
                                                      General Counsel


Date:    January 21, 2000